EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)		2004	2003	2004	2003
I.	Earnings:
	Net income	$3,960	$2,697	$7,958	$5,479
	Fixed charges excluding preferred stock dividends	—	—	—	—

	Earnings before fixed charges	$3,960	$2,697	$7,958	$5,479

II.	Fixed charges:
	Preferred stock dividends	$3,563	$2,524	$7,126	$4,999

III.	Ratios of earnings to fixed charges	1.11x	1.07x	1.12x	1.10x